MARLIN BUSINESS SERVICES CORP.
300 Fellowship Road
Mt. Laurel, NJ 08054
December 19, 2005
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Edward M. Kelly

Re:	Marlin Business Services Corp. Registration Statement on Form S-3 File No. 333-128329
Dear Mr. Kelly:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Marlin Business Services Corp. (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form S-3 (File No. 333-128329) (the “Registration Statement”) be accelerated to Monday, December 19, 2005, at 4:00 p.m., or as soon thereafter as practicable.
As requested by the staff in letters dated October 12, 2005 and November 17, 2005 from Jennifer R. Hardy, Legal Branch Chief, Division of Corporation Finance, to George D. Pelose, the Company’s Senior Vice President and General Counsel, the Company acknowledges that:
•	should the Commission or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing;
•	the action of the Commission or the staff acting by delegated authority in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosure;
•	the Company may not assert the staff’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws; and
•	the Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours, MARLIN BUSINESS SERVICES CORP.
By:	/s/ George D. Pelose
	Name:	George D. Pelose
	Title:	Senior Vice President and General Counsel